PIEDMONT OFFICE REALTY TRUST, INC

VIA EDGAR AND EMAIL

September 21, 2023

Ms. Mary Beth Breslin
Industry Office Chief
Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:     Piedmont Office Realty Trust, Inc.
Form 10-K for the Year Ended December 31, 2022
Filed February 23, 2023; File No. 001-34626

Dear Ms. Breslin:

This letter is submitted in response to your letter dated September 21, 2023, regarding a comment by the Staff of the Securities and Exchange Commission (the “Commission”) related to the above referenced filing by Piedmont Office Realty Trust, Inc. (the “Company”). We welcome the opportunity to discuss our response with you and are available to do so at (770) 418-8800.

For your convenience, we have repeated the comment as shown in your letter prior to the response.

Form 10-K for Fiscal Year Ended December 31, 2022

Note 2. Summary of Significant Accounting Policies

Goodwill, page F-13

Comment:

1.We note that you recognized a $16 million goodwill impairment attributable to the Washington, D.C./Northern Virginia reporting unit. Please expand your disclosure in future filings to include a description of the facts and circumstances leading to the impairment in accordance with ASC 350-20-50-2. We note the explanation on page 36 that the impairment loss was due to the decline of the stock market and your stock price, but it is unclear how that factor solely impacted the Washington, D.C./Northern Virginia reporting unit.

Response:

In future filings, we will include a description of the facts and circumstances leading to a goodwill impairment in accordance with ASC 350-20-50-2.

Sincerely,

/s/ Laura P. Moon

Laura P. Moon
Chief Accounting Officer
Piedmont Office Realty Trust, Inc.

CC:    Mr. Paul Cline, Securities and Exchange Commission
Mr. C. Brent Smith, President, Principal Executive Officer and Director
Mr. Robert E. Bowers, Chief Financial Officer, Principal Financial Officer
Mr. Mark Scalese, Deloitte & Touche LLP
Mr. Keith Townsend, Esq., King & Spalding, LLP
Mr. Zachary Cochran, Esq., King & Spalding, LLP